UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 September 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

4 September 2026

Response to media speculation regarding Western Australia Iron Ore

BHP notes the recent media speculation regarding a potential partnership involving part of the Western Australia Iron Ore (WAIO) business.

BHP has a long history of partnerships at its assets, and regularly explores options that may create long-term value to its shareholders.

WAIO remains central to BHP’s portfolio and BHP remains fully committed to WAIO and to Western Australia.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa Adam Sanderson +44 7884 735 515

North America Megan Hjulfors +1 403 605 2314	Americas Li Hua +1 647 828 9830

Latin America Renata Fernandez +56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September, 4 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary